Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of               Aldwych House               Tel:  +44 207 611 8960
Stolt-Nielsen S.A.            71-91 Aldwych               Fax:  +44 207 611 8965
                              London WC2B 4HN             www.stolt-nielsen.com
                              United Kingdom

NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             USA 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


              Stolt-Nielsen S.A. Reports Third Quarter 2003 Results

London, England - October 16, 2003 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the third quarter and the nine-month period ended August 31, 2003. Net loss for the latest quarter was $36.2 million, or $0.66 per share, on net operating revenue of $774.8 million, compared with a net income of $1.8 million, or $0.03 per share, on net operating revenue of $753.2 million for the third quarter in 2002. The basic weighted average number of shares outstanding for the third quarter of 2003 and 2002 was
54.9 million.

Net loss for the nine-month period ended August 31, 2003 was $99.6 million, or $1.81 per share, on net operating revenue of $2.3 billion, compared with net loss of $1.7 million, or $0.03 per share, on net operating revenue of $2.0 billion for the same period of 2002. For the nine-month period of 2003 and 2002, the basic weighted average number of shares outstanding was 54.9 million.

Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "While SNSA had another tough quarter, we are encouraged by what we are seeing behind some of the reported numbers. Underlying business conditions at Stolt-Nielsen Transportation Group remain solid, despite the decline in reported results in the latest quarter. Stolt Offshore continues to make good progress with the implementation of its Blueprint for recovery, dealing appropriately with its legacy contracts and ensuring the quality of new and future business. Stolt Sea Farm continues to suffer the effects of industry-wide weakness, though there has been some evidence of strengthening prices in Europe recently."

"SNSA and Stolt Offshore have been informed by their primary lenders that they have agreed to extend the waivers granted by the lenders until November 26, 2003. Stolt Offshore continues its negotiation with its lenders to restructure Stolt Offshore's credit facilities and SNSA is negotiating with its lenders to extend or refinance SNSA's $180 million revolving credit facility, which matures in accordance with its terms on November 26, 2003. SNSA may also require amendments to its financial covenants to ensure ongoing compliance.

"Much has been written in the press in recent weeks about the legal situation in the Stolt-Nielsen Transportation Group. SNTG was granted conditional amnesty by the Department of Justice's Antitrust Division in January 2003. Although we have acknowledged the existence of uncertainty regarding the status of that amnesty, it has not been revoked. The Company's outside counsel, White and Case LLP, has told the Company that any speculation to the contrary is just that."

"The Stolt-Nielsen Transportation Group (SNTG) reported income from operations of $21.8 million in the third quarter of 2003 compared to $36.5 million in the third quarter of 2002. Adjusted for non-recurring items<f1>, the comparative figures were $31.4 million in the third quarter of 2003 and $38.3 million in the third quarter of 2002. For the nine-month period in 2003, income from operations was $77.5 million and compared to $91.3 million last year. Adjusted for non-recurring items<f2>, the comparative figures were $94.1 million in 2003 and $99.4 million in 2002.

"SNTG's parcel tanker division reported income from operations of $17.8 million in the third quarter of 2003 compared to $25.7 million in the third quarter of 2002 and $22.5 million in the second quarter of 2003. Most of this decline can be attributed to additional legal costs, a weaker commodity market, that was offset by an exceptionally strong second quarter 2003 market for our regional fleet in Europe after a harsh winter. The Stolt Tankers Joint Service Sailed-in Index in the third quarter of 2003 was down three percent from the third quarter of 2002 but unchanged from the second quarter of 2003. We continue to rollover existing contracts of affreightment at levels broadly in line with a year ago. In recent weeks, the impact of the improving global economies has been seen with a stronger spot market and larger contract nominations.

"At SNTG's tank container division, income from operations was $4.1 million in the third quarter of 2003 compared to $6.2 million a year ago and $7.0 million in the second quarter of this year. While utilization remains at a high level and shipments are up some 15 percent on a year-to-date basis, margins were negatively impacted by pricing pressure in certain markets and higher operating costs due to the fuel surcharges, repositioning expenses and a weaker USD.

"SNTG's terminal division reported income from operations of $5.4 million in the third quarter of 2003 compared with $6.4 million in the third quarter of 2002 and $3.7 million in the second quarter of 2003. The decline from the comparable quarter of last year was the result of a late start to the alcohol season this year in Santos and weaker results in Stolthaven's joint ventures in Asia Pacific. Utilization remains strong at all locations.

"At the end of the third quarter,  SNTG completed the refinancing of three 5,400
deadweight   ton  late  1990's   built  ships  via  a   sale/leaseback   raising
approximately $50 million.

"Before minority interests, Stolt Offshore S.A. (SOSA) reported a net loss of $22.5 million for the third quarter of 2003 compared to a net loss of $17.2 million for the same period last year.

--------------------------------------------------------------------------------
<f1>  Non-recurring  items in the third  quarter of 2003 were:  $0.2  million of restructuring charges, $4.0 million of antitrust and other investigation related legal expenses, and $5.4 million loss on the sale of Vopak and Univar shares. This compares to $1.8 million of restructuring charges in the third quarter of 2002.

<f2> Non-recurring items for the nine-month period in 2003 were: $1.6 million of restructuring charges, $9.6 million of antitrust and other investigation related legal expenses, and $5.4 million loss on the sale of Vopak and Univar shares. This compares to $8.1 million of restructuring charges in the nine-month period in 2002.

"Stolt Offshore has taken important steps towards settlements on legacy contracts, implemented the bulk of the changes required under the Blueprint for recovery, is actively engaged with its banks in working towards an agreement on financial restructuring and is making commercial progress in its target markets. Stolt Offshore plans to complete the worldwide implementation of the Blueprint model by November 30, 2003.

"Good progress was made on the ExxonMobil Erha project in Nigeria with 65% of the design engineering complete and early fabrication work on target. The Total Girassol Phase Two project in Angola concluded in August with excellent results with the installation and tie-in of pipelines, umbilicals and manifolds accomplished in record time. The two long-term ship charters with Petrobras in Brazil continue to produce steady revenues.

"In line with market activity across the industry, Stolt Offshore saw low order intake during the quarter, although bidding levels continue to be high. The backlog now stands at $1.2 billion, of which $334 million is for the remainder of this year. At the same point in 2002, the backlog was $1.8 billion, with $487 million for the remainder of that year. A year-on-year comparison does not reflect the improved quality of backlog or the uneven timing of contract awards inherent in the offshore construction industry.

"Three outstanding issues will impact Stolt Offshore fourth quarter results. These are the collection of receivables from the largely completed legacy contracts, the potential disposal of assets and businesses, and decisions on impairment of assets in the fourth quarter. It is because of the uncertainty surrounding these issues that Stolt Offshore indicated on September 17 that losses for the year may be substantially higher than previously indicated.

"Stolt Sea Farm Holdings plc (SSF) reported a loss from operations in the third quarter of 2003 of $18.7 million compared with income from operations of $2.3 million in the third quarter of 2002 and a loss from operations of $8.1 million in the second quarter of 2003. Salmon spot prices in the U.S. remained strong, but SSF's results in the Americas region were held down by some contract commitments and having fewer fish available on the East Coast due to last winter's super chill and poor growth in Chile. Salmon pricing in Europe was weak most of the third quarter, but in recent weeks prices have improved some 25%. In Asia, SSF's results were negatively impacted by a writedown of inventory and lower bluefin tuna prices and volumes as some of the harvest was deferred to the fourth quarter. The turbot operations in Iberia posted another solid quarter.

Looking forward, Mr. Stolt-Nielsen said, "While many challenges remain, we are upbeat about the outlook for SNTG, which will benefit from a continued strengthening of global economic conditions. SOSA is on the right track with its new management team and Blueprint. And prices appear to be moving in the right direction for SSF. We remain fully committed to working with our lenders to reach a mutually satisfactory resolution to our current financial situation.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63.5 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.



------------------------------------------------------------------------------------------------------------------
                           Conference Call Details                       PostView Facility
------------------------------------------------------------------------------------------------------------------
  Date & Time                 October 16th, 2003                 Available directly after the conference
                              10AM EDT (3PM BST)                           Until 5:00pm EDT
                                                                      on Friday, October 17th, 2003
------------------------------------------------------------------------------------------------------------------
    Phone             +1 866 389 9773 (in U.S.)                        +1 866 276 1167 (in U.S.)
                      +44 1452 569 113 (outside U.S.)                  +44 1452 550 000 (outside U.S.)
------------------------------------------------------------------------------------------------------------------
Reservation Number              588162                                            588162
--------------------------------------------------------------------------------------------------------------------
Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on
Thursday, October 16th, 2003 at 10:00am EDT (3:00pm BST). A playback of the conference call commences on
                         Thursday, October 16th, 2003 after 12:00 noon EDT (5:00pm BST).
--------------------------------------------------------------------------------------------------------------------


                                  - end text -
                                - tables follow -



                                                         STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  (in U.S. dollar thousands, except per share data)



                                                                  Three months ended                       Nine months ended
                                                          -----------------------------------    -----------------------------------
                                                            August 31,            August 31,       August 31,             August 31,
                                                                  2003                  2002             2003                   2002
                                                           ----------------------------------    -----------------------------------
                                                                         (Unaudited)                              (Unaudited)


Net operating revenue                                        $    774,807        $    753,185       $ 2,281,757         $ 2,042,756
Operating expenses                                                721,851             684,392         2,166,182           1,828,348
                                                           -----------------     ---------------- --------------    ----------------

Gross profit                                                       52,956              68,793           115,575             214,408

Equity in net income of non-consolidated
  joint ventures                                                    5,431               6,565             7,390              15,707
Administrative and general expenses                               (58,576)            (51,324)         (169,915)           (155,993)
Restructuring charges                                                (158)             (1,749)           (1,637)             (8,147)
Gain (loss) on disposal of assets, net                             (6,317)              8,227              (410)              9,595
Other operating income (expense), net                                (405)             (3,479)             (331)             (3,276)
                                                           -----------------     ---------------- --------------    ----------------
    Income (loss) from operations                                  (7,069)             27,033           (49,328)             72,294

Non-operating income/(expense):
    Interest expense, net                                         (23,649)            (23,482)          (67,800)            (69,648)
    Foreign currency exchange gain (loss), net                      1,129               1,547             2,019                 606
                                                           -----------------     ---------------- --------------    ----------------
    Income (loss) before income tax and minority interest         (29,589)              5,098          (115,109)              3,252

Income tax provision                                              (13,601)            (11,419)          (30,581)             (7,813)
                                                           -----------------     ---------------- --------------    ----------------
     Loss before minority interest                                (43,190)             (6,321)         (145,690)             (4,561)

Minority interest                                                   6,950               8,140            46,065               2,851
                                                           -----------------     ---------------- --------------    ----------------
     Net income (loss)                                     $      (36,240)       $      1,819       $   (99,625)        $    (1,710)
                                                           =================     ================ ==============    ================


PER SHARE DATA
------------------
Net income (loss) per share:
     Basic                                                 $        (0.66)       $         0.03     $     (1.81)        $     (0.03)
     Diluted                                               $        (0.66)       $         0.03     $     (1.81)        $     (0.03)

Weighted average number of Common Shares and
  equivalents outstanding:
       Basic                                                       54,949                54,949          54,949              54,934
       Diluted                                                     54,949                55,267          54,949              54,934

SELECTED CASH FLOW DATE
-----------------------
Capital expenditures and acquisition of subsidiaries       $       22,145        $       35,696     $    64,543        $     92,999

Depreciation and amortization (excluding drydocking)       $       48,122        $       50,937     $   145,713        $    152,652


                                                                      STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                                          CONSOLIDATED BALANCE SHEETS
                                                                           (in U.S. dollar thousands)


                                                                August 31,      November 30,               August 31,
                                                                      2003              2002                     2002
                                                          ------------------     -----------------    -----------------

                                                              (Unaudited)            (Audited)             (Unaudited)
ASSETS
------
Cash and cash equivalents                                  $       247,478        $      22,873        $      19,219
Trade receivables, net (a)                                         595,056              573,041              510,118
Inventories                                                        250,616              231,498              199,186
Prepaid expenses                                                    71,093              113,971               99,671
Other current assets (c)                                            75,266               88,131               84,826
                                                            ------------------     -----------------    -----------------
     Total current assets                                        1,239,509            1,029,514              913,020

Fixed assets, net of accumulated depreciation                    2,255,227            2,395,125            2,402,675
Investment in and advances to non-consolidated
joint ventures                                                     140,268              130,853              133,457
Goodwill and other intangible assets, net                           81,103               85,957              228,659
Other non-current assets                                           148,717              145,626              175,242
                                                            ------------------     -----------------    -----------------
     Total assets                                          $     3,864,824         $  3,787,075         $  3,853,053
                                                            ==================     =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Loans payable to banks                                     $       530,808        $     331,985        $    268,262
Current maturities of long-term debt and capital
lease obligations (b)                                            1,225,991              165,067              89,336
Accounts payable                                                   575,444              434,993             309,075
Accrued liabilities (c)                                            324,198              332,359             325,601
                                                           ------------------     -----------------    -----------------
     Total current liabilities                                   2,656,441            1,264,404             992,274


Long-term debt and capital lease obligations (b)                        34            1,155,010           1,294,469
Other non-current liabilities                                      180,151              174,702             189,870
Commitments and contingencies
Minority interest                                                  145,248              203,140             265,997

Capital stock and Founder's shares                                  62,639               62,639              62,639
Paid-in surplus                                                    338,028              340,893             354,060
Retained earnings                                                  664,860              778,290             879,384
Accumulated other comprehensive loss                               (48,553)             (57,979)            (51,616)
Treasury stock                                                    (134,024)            (134,024)           (134,024)
                                                          ------------------     -----------------    -----------------
     Total shareholders' equity                                    882,950              989,819           1,110,443
                                                          ------------------     -----------------    -----------------
     Total liabilities and shareholders' equity           $      3,864,824         $  3,787,075        $  3,853,053
                                                          ==================     =================    =================

Total interest-bearing debt and capital lease
  obligations net of cash and cash equivalents:           $      1,509,355         $  1,629,189        $  1,632,848
                                                          ------------------     -----------------    -----------------

Minority interest in Stolt Offshore                       $        131,908         $    191,674        $    251,423
                                                          ------------------     -----------------    -----------------


(a) As of August 31, 2003, a total of $89.7 million of Stolt Offshore claims and variation orders not yet formally agreed with customers have been included as receivables, $79.4 million of which relates to three projects in West Africa and Egypt. A timetable for resolution of the claims and variation orders relating to these projects is being implemented with the respective customers. In compliance with U.S. GAAP reporting requirements, these have been recorded as revenue in establishing the statements of operations. The comparable amount as of August 31, 2002 was $42.5 million and as of November 30, 2002 was $46.2 million. Excluded from the project results are $138.1 million of additional claims over which Stolt Offshore considers there is doubt as to final agreement.

(b) As a result of SNSA's and Stolt Offshore's current projections indicating that they will not be in compliance with their existing bank debt covenants on November 30, 2003 and SNSA's loan agreements' cross-defaulting provisions, SNSA has classified $1,086,339 of long-term debt as short term in compliance with U.S. GAAP reporting requirements.

(c) Includes Stolt Offshore assets of $19,867 and liabilities of $20,028 held for sale that have been identified for disposal at August 31, 2003 and for which Stolt Offshore management believe a sale is probable within one year based on the current status of negotiations.

                                          STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                 SELECTED SEGMENT DATA
                                               (in U.S. dollar thousands)


The following tables present the contribution to net operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of the Company's three reportable segments and other corporate items:


                                                              Three months ended                       Nine months ended
                                                       ------------------------------------     ------------------------------------
                                                          August 31,           August 31,        August 31,              August 31,
                                                                2003                 2002             2003                     2002
                                                       ------------------ -------------------   ------------------ -----------------
                                                                    (Unaudited)                              (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                              $       176,030        $     182,578      $     526,590      $    522,710
     Stolt Tank Containers                                      65,158               58,851            191,979           167,662
     Stolthaven Terminals                                       16,427               16,183             47,545            44,260
                                                       ------------------ -------------------   ------------------ -----------------
                                                               257,615              257,612            766,114           734,632
Stolt Offshore                                                 397,876              368,943          1,176,203           996,419
Stolt Sea Farm                                                 119,014              126,486            338,320           310,370
Optimum Logistics                                                    -                  252                560               738
SeaSupplier                                                        302                 (108)               560               597
                                                       ------------------ -------------------   ------------------ -----------------
     Total                                             $       774,807        $     753,185      $   2,281,757      $  2,042,756
                                                       ================== ===================   ================== =================
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                              $        36,525        $      43,768      $     108,285      $    116,279
     Stolt Tank Containers                                      11,373               11,998             34,964            33,142
     Stolthaven Terminals                                        6,429                6,544             17,307            15,600
                                                       ------------------ -------------------   ------------------ ----------------
                                                                54,327               62,310            160,556           165,021
Stolt Offshore                                                   6,919               (2,210)           (42,774)           43,000
Stolt Sea Farm                                                  (8,592)               8,549             (3,327)            5,052
Optimum Logistics                                                    -                  252                560               738
Sea Supplier                                                       302                 (108)               560               597
                                                       ------------------ -------------------   ------------------ -----------------
                                                       $        52,956        $      68,793      $     115,575      $    214,408
     Total                                             ================== ===================   ================== =================

------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                              $        17,776        $      25,709      $      56,374      $     67,098
     Stolt Tank Containers                                       4,119                6,178             14,517            17,374
     Stolthaven Terminals                                        5,411                6,376             13,616            14,987
     SNTG Corporate                                             (5,353)                   -             (5,353)                -
                                                       ------------------ -------------------   ------------------ -----------------
       SNTG before Restructuring Charges                        21,953               38,263             79,154            99,459
     SNTG Restructuring Charges                                   (158)              (1,749)            (1,637)           (8,147)
                                                       ------------------ -------------------   ------------------ -----------------
                                                                21,795               36,514             77,517            91,312
Stolt Offshore                                                  (6,451)              (8,412)           (94,033)            7,206
Stolt Sea Farm                                                 (18,741)               2,343            (28,592)          (13,729)
Optimum Logistics                                                  (72)              (1,875)            (2,474)           (6,861)
SeaSupplier                                                       (897)              (1,352)            (2,887)           (4,123)
SNSA Other                                                      (2,703)                (185)             1,141            (1,511)
                                                       ------------------ -------------------   ------------------ -----------------
     Total                                             $        (7,069)       $      27,033      $     (49,328)     $     72,294
                                                       ================== ===================   ================== =================
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                     $         8,896        $      20,415      $      38,090      $     48,390
SNTG Restructuring Charges                                        (158)              (1,826)            (1,637)           (8,147)
Stolt Offshore                                                 (22,483)             (17,199)          (132,037)          (12,131)
Stolt Sea Farm                                                 (27,105)              (3,167)           (47,776)          (22,009)
Optimum Logistics                                                  (78)              (1,893)            (2,548)           (6,875)
SeaSupplier                                                       (996)              (1,393)            (3,156)           (4,246)
SNSA:
     Minority interest in Stolt Offshore                         8,407                7,178             48,361             4,873
     Other                                                      (2,723)                (296)             1,078            (1,565)
                                                       ------------------ -------------------   ------------------ -----------------
     Total                                             $       (36,240)       $       1,819      $     (99,625)     $     (1,710)
                                                       ================== ===================   ================== =================
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                                       As of
                                                       ------------------------------------------------------------------
                                                          August 31,            November 30,               August 31,
                                                                2003                    2002                     2002
                                                      -------------------     -----------------         -----------------
                                                          (Unaudited)           (Audited)                   (Unaudited)
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                     $    1,826,909          $  1,827,686                  $  1,886,934
Stolt Offshore                                              1,512,756             1,458,604                     1,485,664
Stolt Sea Farm                                                522,064               494,837                       474,027
Optimum Logistics                                               2,012                 4,797                         5,501
SeaSupplier                                                     1,083                 1,151                           927
                                                       -------------------     -----------------             -----------------
     Total                                             $    3,864,824          $  3,787,075                  $  3,853,053
                                                       ===================    =================             =================



                                                                STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                                        OPERATING YARDSTICKS
                                                                             (UNAUDITED)

                                                    1st Quarter         2nd Quarter         3rd Quarter         4th Quarter
STOLT PARCEL TANKERS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------
Joint Service sailed-in time-charter index
------------------------------------------
     2001                                               1.02                1.07                1.14                1.13
     2002                                               1.07                1.07                1.08                1.05
     2003                                               1.00                1.05                1.05                 N/A
Volume of cargo carried - millions of tonnes
--------------------------------------------
     Joint Service fleet:
     -------------------
     2001                                                3.9                 4.1                 4.3                 3.9
     2002                                                3.4                 3.6                 3.5                 3.4
     2003                                                3.4                 3.5                 3.6                 N/A

     Regional fleets:
     ---------------
     2001                                                3.0                 2.7                 2.7                 2.4
     2002                                                2.4                 2.4                 2.4                 2.7
     2003                                                2.8                 2.7                 2.6                 N/A

Operating days
--------------
     Joint Service fleet:
     2001                                              6,792               6,881               6,826               6,496
     2002                                              6,257               6,117               6,076               5,972
     2003                                              5,718               5,721               5,717                 N/A

     Regional fleets:
     ---------------
     2001                                              5,565               5,688               5,681               5,771
     2002                                              5,674               5,617               5,583               5,707
     2003                                              5,798               5,987               6,016                 N/A

Average number of ships operated in the period
----------------------------------------------
     Joint Service fleet:
     -------------------
     2001                                                 76                  75                  74                  71
     2002                                                 70                  66                  66                  68
     2003                                                 64                  62                  62                 N/A
     Regional fleets:
     ---------------
     2001                                                 62                  62                  62                  63
     2002                                                 63                  61                  64                  64
     2003                                                 64                  65                  65                 N/A

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities


STOLT TANK CONTAINERS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------

Tank containers operated and leased at end of period
----------------------------------------------------
     2001                                                15,670           15,295              14,737              14,184
     2002                                                13,946           14,157              14,568              14,955
     2003                                                15,316           15,583              15,888                 N/A

Tank container utilization - %
------------------------------
     2001                                                  67.7%            67.4%               66.5%               70.4%
     2002                                                  71.1%            77.6%               77.7%               76.9%
     2003                                                  78.7%            81.5%               78.8%                N/A


STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------------------------------

Average marketable shell barrel capacity (millions of barrels)
--------------------------------------------------------------
     2001                                                  5.11             5.13                5.14                5.54
     2002(a)                                               2.82             3.03                3.32                3.37
     2003                                                  3.38             3.38                3.57                 N/A

Tank capacity utilization - %
-----------------------------
     2001                                                  94.5%            95.8%               94.7%               95.1%
     2002                                                  98.0%            98.1%               95.1%               97.0%
     2003                                                  96.6%            96.3%               97.9%                 N/A


(a) The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.